UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

July 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Pyrophyte Acquisition Corp. II Registration Statement on Form S-1 Initially filed June 27, 2025, as amended File No. 333- 288391

Dear Mr. Holt,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters in the offering subject to the registration statement referred to above, hereby joins in the request of Pyrophyte Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Wednesday, July 16, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

UBS Securities LLC

By:	/s/ Adam Kerbis
Name: Adam Kerbis
Title: Executive Director

By:	/s/ Alex Cahail
Name: Alex Cahail
Title: Director

[Signature Page to Underwriters’ Acceleration Request]